FULBRIGHT & JAWORSKI L
A REGISTERED LIMITED LIABILITY PARTNERSH
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM


08005277

CTAYLOR@FULBRIGHT.COM
DIRECT DIAL: (212) 318-3138

TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

September 30, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Barloworld Limited
File No. 82-35039

Dear Madam or Sir:

Pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, we hereby furnish to the Securities and Exchange Commission, on behalf of Barloworld Limited, the documents listed on Schedule A.

Kindly acknowledge receipt of the enclosed materials by date-stamping the attached copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope. If you have any questions, please call the undersigned at (212) 318-3138.

Very truly yours,

Cybil Taylor

Cybil Taylor

Enclosures

cc: Sibani Mngomezulu

CM15


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 23/07/2008

Our Reference: 17076444
Box: **100202**
Sequence: **5**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 03/07/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
CMS

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:
Registrar of Companies & Close Corporations
P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.
Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51
Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248** **SANDTON** **2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE** **180 KATHERINE STR** **SANDTON** **2146**



Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name BARLOWORLD

Auditors

Name DELOITTE AND TOUCHE

Postal Address PRIVATE BAG X6
GALLO MANOR
2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 60 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046



Certificate issued by the Registrar of Companies & Close Corporations on Wednesday, July 23, 2008 02:51

Certificate of Confirmation



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214



Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

COPY

[Section 93 (3)]

Registration No. of Company 1918/000095/09

Client Ref BAW

Name of company BARLOWORLD LIMITED



REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2008 -07- 3 1
CUSTOMER INTERFACE UNIT

1. Date of allotment of shares 31/07/2008

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300000000	ORDINARY	0.05	15000000
		500000	6%CUM PREF	2	1000000
Total	Total			Total	16000000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 31/07/2008

Name of company BARLOWORLD LIMITED

Postal address PO BOX 782248

SANDTON, 2146

COPY

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				204966900	ORDINARY	0.05	10248345
				375000	ORDINARY	2	750000
Total			R	Total			10998345

Summary of issued capital prior to allotment:

Amount of issued paid-up capital	R	10,998,345.0000
Stated capital	R	
Premium account	R	19,576,107.1600
Total issued capital	R	30,574,452.1600

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				123312	ORDINARY	0.05	* 17.99	2225178.66
Total		Total	R	Total			Total R	2225178.66

* 17.9951 1045

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total	R	Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in re[illegible] of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7.Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				205090212	ORDINARY	0.05	* 0.106	21795120.2	10254510.6
				375000		2			750000
Total		Total R		Total				Total R	11004510.6

* 0,10627083941956

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital	R	11,004,510.6000
Stated capital	R	
Premium account	R	21,795,120.2200
Total issued capital	R	32,799,630.8200

Certified correct.

Date

Signature 

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
01-Jul-08	Van Jaarsveld	PJ	25.48	1,500	75.00		75.00	38,145.00	38,220.00
04-Jul-08	Laubscher	M	25.48	8,660	433.00		433.00	220,223.80	220,656.80
04-Jul-08	Prinsloo	JC	25.48	2,000	100.00		100.00	50,860.00	50,960.00
04-Jul-08	Prinsloo	JC	14.59	2,500	125.00		125.00	36,350.00	36,475.00
08-Jul-08	Whitaker	CW	14.59	3,334	166.70		166.70	48,476.36	48,643.06
08-Jul-08	Whitaker	CW	25.48	3,334	166.70		166.70	84,783.62	84,950.32
09-Jul-08	Maharaj	R	14.59	1,000	50.00		50.00	14,540.00	14,590.00
09-Jul-08	Maharaj	R	25.48	1,666	83.30		83.30	42,366.38	42,449.68
10-Jul-08	Schreuder	DJ	14.59	2,500	125.00		125.00	36,350.00	36,475.00
10-Jul-08	Schreuder	DJ	25.48	2,500	125.00		125.00	63,575.00	63,700.00
16-Jul-08	Laubscher	M	14.59	5,774	288.70		288.70	83,953.96	84,242.66
15-Jul-08	Manoy	CD	25.48	4,665	233.25		233.25	118,630.95	118,864.20
17-Jul-08	Van Der Laan	R	25.48	1,667	83.35		83.35	42,391.81	42,475.16
17-Jul-08	Fitzpatrick	S	25.48	4,666	233.30		233.30	118,656.38	118,889.68
17-Jul-08	Haasbroek	PJ	14.59	1,000	50.00		50.00	14,540.00	14,590.00
17-Jul-08	Jones	CF	14.59	1,500	75.00		75.00	21,810.00	21,885.00
23-Jul-08	Mohamed	E	14.59	2,500	125.00		125.00	36,350.00	36,475.00
23-Jul-08	Smart	GL	14.59	24,882	1,244.10		1,244.10	361,784.28	363,028.38
25-Jul-08	Dearling	T	25.48	4,665	233.25		233.25	118,630.95	118,864.20
28-Jul-08	Waterson	CH	14.59	3,000	150.00		150.00	43,620.00	43,770.00
28-Jul-08	Waterson	CH	25.48	3,333	166.65		166.65	84,758.19	84,924.84
30-Jul-08	Gaynor	KM	8.80	10,000	500.00		500.00	87,500.00	88,000.00
30-Jul-08	Gaynor	KM	13.63	10,000	500.00		500.00	135,800.00	136,300.00
30-Jul-08	Gaynor	KM	14.59	10,000	500.00		500.00	145,400.00	145,900.00
30-Jul-08	Gaynor	KM	25.48	6,666	333.30		333.30	169,516.38	169,849.68
					-		-	-	-
Sub Total				123,312	6,165.60		6,165.60	2,219,013.06	2,225,178.66
Adj to share premium									
Balance B/Fwd				204,966,900.00	10,248,345.00	750 000.00	10,998,345.00	19,576,107.16	30,574,452.16
TOTAL				205,090,212	10,254,510.60	750,000.00	11,004,510.60	21,795,120.22	32,799,630.82

cm15 section 5. Premium on each share 17.99511045

cm15 section 7 premium on each share 0.1062708941956

(8n)


CIPRO
COMPANIES AND INTELLECTUAL
PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 07/08/2008

Our Reference: 17097641
Box: **100731**
Sequence: **9**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 31/07/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248 SANDTON 2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE 180 KATHERINE STR SANDTON 2146**



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE:

Registrar of Companies & Close Corporations

P.O. BOX 429, PRETORIA, 0001, Republic of South Africa. Docex 256, PRETORIA.

Call Centre Tel 086 184 3384, Website www.cipro.co.za, WAP www.cipro.co.za/mobile

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35
Certificate of Confirmation


CIPRO
COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Registration number 1918 / 000095 / 06

Enterprise Name BARLOWORLD

Auditors

Name DELOITTE AND TOUCHE

Postal Address PRIVATE BAG X6
GALLO MANOR
2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046



CM15

Certificate issued by the Registrar of Companies & Close Corporations on Thursday, August 07, 2008 01:35
Certificate of Confirmation


CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214




CIPRO

COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Date: 25/09/2008

Our Reference: 17142877
Box: **101819**
Sequence: **5**

BARLOWORLD LIMITED
To be collected: BAW

RE: Amendment to Company Information
Company Number: 1918/000095/06
Company Name: BARLOWORLD

We have received a CM15 (Return of allotment of shares) from you dated 08/09/2008.

The CM15 was accepted and placed on file.

Yours truly
Registrar of Companies
DNL

Please Note:

The attached certificate can be validated on the CIPRO web site at www.cipro.co.za.
The contents of the attached certificate was electronically transmitted to the South African Revenue Services.



Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 25, 2008 09:24
Certificate of Confirmation


COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of group

Registration number	**1918 / 000095 / 06**
Enterprise Name	**BARLOWORLD**
Enterprise Shortened Name	**None provided.**
Enterprise Translated Name	**None provided.**
Registration Date	**29/08/1918**
Business Start Date	**29/08/1918**
Enterprise Type	**Public Company**
Enterprise Status	**In Business**
Financial year end	**September**
Main Business/Main Object	**FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING FINANCIAL INTERMEDIATION, EXCEPT INSURANCE AND PENSION FUNDING**
Postal address	**P O BOX 782248** **SANDTON** **2146**
Address of registered office	**BARLOW OLD CORPORATE OFFICE** **180 KATHERINE STR** **SANDTON** **2146**




COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE
a member of the dti group

Certificate issued by tho Registrar of Companies & Close Corporations on Thursday, September 25, 2008 09:24
Certificate of Confirmation

Registration number **1918 / 000095 / 06**

Enterprise Name **BARLOWORLD**

Auditors

Name **DELOITTE AND TOUCHE**

Postal Address **PRIVATE BAG X6**
GALLO MANOR
2052

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appoint-ment date	Addresses
NTSALUBA, SANGO SIVIWE	6007035830081	Director	28/07/2008	Postal: POSTNET SUITE 312, PRIVATE BAG X29, GALLO MANOR, 2052 Residential: 15 SINGER ROAD, WOODMEAD, 2191
SHONGWE, OUPA ISAAC	6205255801085	Director	26/01/2007	Postal: P O BOX 782248, SANDTON, 2146 Residential: 12 ESSENWOOD AVENUE, DALECROSS, 2196
NYASULU, THEMBALIHLE HIXONIA	5409130798083	Director	26/01/2007	Postal: 410 JAN SMUTS AVENUE, CRAIGHALL PARK, 2196 Residential: 10 SHEILA PLACE, GILLITTS, 3610
HAMILTON, ALEXANDER GORDON KELSO	0944995990000	Director	26/01/2007	Postal: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000 Residential: 51 CHELSEA SQUARE, LONDON SW3 6LH, UNITED KINGDOM, 0000
WILSON, DONALD GERT	5702245053083	Director	29/09/2006	Postal: P O BOX 782248, SANDTON, 2146 Residential: 50 WORCESTER ROAD, PARKWOOD, JOHANNESBURG, 2193
MKHABELA, SIBONGILE	5607310737082	Director	27/01/2006	Postal: P O BOX 797, HIGHLANDS NORTH, 2037 Residential: 15 STANRICH AVENUE, CYRILDENE, 2198
MNGOMEZULU, SIBANI	7202146124081	Company Secretary (Natural Person)	30/06/2005	Postal: P O BOX 782248, SANDTON, 2146 Residential: NO 45 FORESTDALE, AMADINA ROAD, DOUGLASDALE, 2125



Certificate issued by the Registrar of Companies & Close Corporations on Thursday, September 25, 2008 09:24

Certificate of Confirmation



COMPANIES AND INTELLECTUAL PROPERTY REGISTRATION OFFICE

a member of the dti group

Active Directors / Officers

Surname and first names	ID number or date of birth	Director type	Appointment date	Addresses
LAUBSCHER, MARTIN	6001305016083	Director	09/05/2005	Postal: P O BOX 66511, HIGHVELD, 0169 Residential: 24 WALDORF DRIVE, CENTURION RES ESTATE & COUNTRY CLUB, CENTURION, 0046
BAQWA, SELBY ALAN MASIBONGE	5105045583087	Director	21/01/2005	Postal: POSTNET 492, PRIVATE BAG 4, MENLO PARK, 0102 Residential: 1 CARMEL AVENUE, NORTHCLIFF, JOHANNESBURG, 2195
BLACKBEARD, PETER JOHN	5705115091083	Director	10/05/2004	Postal: BARLOWORLD SCIENTIFIC TILLING DRIV, STONE STAFFORDSHIRE ST15 0SA, 2146 Residential: 4WOODLEA HALE BROOK GREEN, ALTRICHAM, CHESHIRE WA15 8WH, OOOO
RODRIGUEZ DE CASTRO GARCIA DE LO, GONZALO	4207270000000	Director	30/01/2004	Postal: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO Residential: MARIA DE MOLINA, N1 28006, MADRID SPAIN, OOOO
THOMSON, CLIVE BRADNEY	6605315015081	Director	01/04/2003	Postal: P O BOX 782248, SANDTON, 2146 Residential: 186 BRYANSTON DRIVE, BRYANSTON, SANDTON, 2196
PFEIFFER, STEVEN BERNARD	4701190000000	Director	27/08/2001	Postal: 801 PENNYSYLVANIA AVENUE NW, WASHINGTON DC,20004, USA, OOOO Residential: 301 NORTH VIEW TERRACE, ALEXANDRIA VA, USA 22301, OOOO
NTSEBEZA, DUMISA BUHLE	4910315121083	Director	18/05/1999	Postal: 718 HUGUENOT, CHAMBERS 7TH FLOOR, 40 QUEEN VICTORIA STREET, CAPE TOWN, 8001 Residential: 2 SILVERDALE, PINELANDS, CAPE TOWN, 7405
SURGEY, PETER MONTAGU	5412025707086	Director	21/08/1995	Postal: P O BOX 782248, SANDTON, 2146 Residential: 58 BOUNDARY LANE, SANDHURST, 2196
LEVETT, MICHAEL JOHN	3906065031002	Director	15/11/1995	Postal: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214 Residential: 40 MAGNOLIA LODGE, KENSINGTON GREEN, MARLOES ROAD, LONDON W8 5UT, 5214



Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

COPY

[Section 93 (3)]

Registration No. of Company
1918/000095/06

Client Ref BAW

Name of company BARLOWORLD LIMITED

1. Date of allotment of shares 1 SEPTEMBER 2008

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
		300000000	ORDINARY	0.05	15000000
		500000		2	1000000
Total	Total			Total	R 16000000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
Total	Total			Total	R

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS
2008 -09- 30
CUSTOMER INTERFACE UNIT

To be completed by company.

Acknowledgment of receipt of return of allotments, dated

Name of company BARLOWORLD LIMITED

Postal address TO BE COLLECTED

Date of receipt by Registrar of Companies

Date stamp of companies Registration Office

Registrar of Companies

4. Number of shares previously issued, paid-up and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				205132516	ORDINARY	0.05	10256625.8
				375000		2	750000
Total			R	Total			

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 11,006,625.8000

Stated capital R 22,118,478.6300

Premium account R

Total issued capital R 33,125,104.4300

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				57297	ORDINARY	0.05	0.06122162	803168.6
				14485013	ORDINARY	0.05		724250.65
Total		Total R		Total			Total R	1617410.25

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R	R			R	R	R
Total		Total R		Total			Total	

(b) The consideration for which the shares have been alloted is as follows*

* A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees, see overleaf.)

(c) The names and addresses of the allottees:



2008 -09- 30
INTERFACE
UNIT

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital excluding premium
		R	R			R	R	R	R
				219674826	ORDINARY	0.05	0 1047401871	23008782.33	10983741 3
				375000		2			750000
Total		Total R		Total				Total R	11733741.3

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 11,733,741.3000

Stated capital R 230,087,823,800.0000

Premium account R

Total issued capital R 34,742,523 6800

Certified correct.

Date

Signature 

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.


REGISTRAR OF COMPANIES AND
OF CLOSE CORPORATIONS
2008 -09- 30
CUSTOMER INTERFACE
UNIT

DATE OF RESOLUTION	ALLOTTEE		PRICE	NO OF ORDS	ORDINARY SHARE CAPITAL	PREFERENCE SHARE CAPITAL	TOTAL SHARE CAPITAL	SHARE PREMIUM	TOTAL SHARE CAP & PREM
01 Sep 08	Standard bank		1.59	19,297	964.85		964.85	29,717 38	30,682 23
15 Sep 08	Tamarix 1			717,892	35,894.60		35,894.60		35,394 60
15 Sep 08	Tamarix 2			717,892	35,894.60		35,894.60		35,394 60
15 Sep 08	Tamarix 3			717,892	35,894.60		35,894 60		35,394 60
15 Sep 08	Tamarix 4			3,400,185	170,009.25		170,009.25		170,009 25
15 Sep 08	Tamarix 5			3,014,831	150,741.55		150,741.55		150,741.55
15 Sep 08	Tamarix 6			1,518,749	75,937.45		75,937.45		75,937 45
15 Sep 08	Tamarix 7			1,700,092	85,004.60		85,004.60		85,004 60
15 Sep 08	Tamarix 8			997,388	49,869.40		49,869 40		49,369 40
15 Sep 08	Tamarix 9			1,700,092	85,004.60		85,004.60		85,004 60
16 Sep 08	Kotze	KAE	14.59	1,667	83.35		83 35	24,238 18	24,321.53
16 Sep 08	Kotze	KAE	25.48	1,667	83.35		83 35	42,391 81	42,475 16
19 Sep 08	Macleod	FD	13.63	500	25.00		25 00	6,790 00	6,815 00
19 Sep 08	Macleod	FD	14.59	7,500	375.00		375 00	109,050 00	109,425 00
19 Sep 08	Macleod	FD	25.48	3,333	166.65		166 65	84,758.19	84,924 84
25 Sep 08	Surgey	PM	25.48	23,333	1,166.65		1,166 65	593,358.19	594,524 84
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
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					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
					-		-	-	-
Sub Total				14,542,310	727,115.50		727,115.50	890,303.75	1,617,419.25
Adj to share premium									
Balance B/Fwd				205,132,516	10,256,625.80	750,000.00	11,006,625.80	22,118,478.63	33,125,104.43
TOTAL				**219,674,826**	**10,983,741.30**	**750,000.00**	**11,733,741.30**	**23,008,782.38**	**34,742,523.68**

cm15 section 5: Premium on each share 0.06122162

cm15 section 7 premium on each share 0.1047401871164

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BAW / BAWP - Barloworld - Director Resignation

30 Sep 2008

BAW BAWP
BAW
BAW / BAWP - Barloworld - Director Resignation
Barloworld Limited
(Incorporated in the Republic of South Africa)
(Registration number 1918/000095/06)
(Share code: BAW)
(ISIN: ZAE000026639)
(Share code: BAWP)
(ISIN: ZAE000026647)
("Barloworld")

DIRECTOR RESIGNATION

In accordance with 3.59 of the Listings Requirements of the JSE Limited, it is hereby announced that Mr Peter Montagu Surgey retires as a director from the Board of Barloworld Limited with effect from close of business today. Mr Surgey held various senior roles in Barloworld over a number of years and retires upon the successful completion of his remaining responsibilities, following the group restructuring last year.

Sandton
30 September 2008
Sponsor: J.P.Morgan Equities Limited
Date: 30/09/2008 16:30:01 Produced by the JSE SENS Department.

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END